

Mail Stop 3720

October 18, 2006

Via U.S. Mail

Anja Korhonen
Senior Vice President, Corporate Controller
Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

> **Re**:   **Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **File No. 1-13202**

Dear Anja Korhonen

      The Division of Corporation Finance has completed its review of your Form 20-F and does not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director